UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

ZipRealty Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

98974V107
(CUSIP Number)

March 28, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

SCHEDULE 13G

CUSIP No. 98974V107

1	Names of Reporting Persons Passport Special Opportunities Master Fund, LP
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,519,058 (see Items 2 and 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,519,058 (see Items 2 and 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,519,058
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 7.36%*
12	Type of Reporting Person (See Instructions) CO

* This percentage is based on the 20,637,304 shares issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10Q for the period ending July 30, 2012.

SCHEDULE 13G

CUSIP No. 98974V107

1	Names of Reporting Persons Passport Holdings LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,519,058 (see Items 2 and 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,519,058 (see Items 2 and 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,519,058
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 7.36%*
12	Type of Reporting Person (See Instructions) OO

* This percentage is based on the 20,637,304 shares issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10Q for the period ending July 30, 2012.

SCHEDULE 13G

CUSIP No. 98974V107

1	Names of Reporting Persons Passport Capital, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,519,058 (see Items 2 and 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,519,058 (see Items 2 and 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,519,058
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 7.36%*
12	Type of Reporting Person (See Instructions) IA

* This percentage is based on the 20,637,304 shares issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10Q for the period ending July 30, 2012.

SCHEDULE 13G

CUSIP No. 98974V107

1	Names of Reporting Persons John Burbank
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,519,058 (see Items 2 and 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,519,058 (see Items 2 and 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,519,058
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 7.36%*
12	Type of Reporting Person (See Instructions) IN

* This percentage is based on the 20,637,304 shares issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10Q for the period ending July 30, 2012.

Item 1.

(a)	Name of Issuer:

Zip Realty Inc. (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices:

2000 POWELL STREET, SUITE 300 EMERYVILLE CA 94608 510-735-2600

Item 2.

(a)	Name of Person Filing:

Passport Special Opportunities Master Fund, LP (“the Fund”); and Passport Holdings, LLC (“Passport Holdings”); and P assport Capital, LLC (“Passport Capital”); and
John H. Burbank III (“Burbank,” together with the Fund and Passport Capital, the “Reporting Persons”).

Passport Holdings is the general partner of the Fund. Passport Holdings, as the general partner of the Fund, may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of Shares owned by record by the Fund. Burbank is the sole managing member of Passport Capital which is the managing member of Passport Holdings and serves as investment manager to the Fund. Under the terms of the investment management agreement, Passport Capital has the right to dispose of and vote, the Shares owned of record by the Fund. As a result, each of Passport Capital and Burbank may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the Shares owned of record by the Fund. This statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than the Fund) is the beneficial owner of the securities covered by this statement.

(b)	Address of Principal Business Office or, if None, Residence:

For each Reporting Person:

C/O PASSPORT CAPITAL, LLC
ONE MARKET ST., STEUART TOWER, STE. 2200,
SAN FRANCISCO, CA 94105

(c)	Citizenship:

See row 4 of each Reporting Persons’ respective cover page.

(d)	Title and Class of Securities:

Common Shares of the Company (the “Common Shares”)

(e)	CUSIP No.:

98974V107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of each Reporting Persons’ respective cover page.

(b)	Percent of Class:

See Item 11 of each Reporting Persons’ respective cover page.

(c)	Number of shares as to which such person has:

See Items 5-8 of each Reporting Persons’ respective cover page.

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2012

PASSPORT SPECIAL OPPORTUNITIES MASTER FUND, LP
By: PASSPORT HOLDINGS, LLC,
       as General Partner
By: PASSPORT CAPITAL, LLC,
       as Managing Member
By: /s/ JOHN BURBANK
        John Burbank
        Managing Member

PASSPORT HOLDINGS, LLC,
By: PASSPORT CAPITAL, LLC,
        as Managing Member
By: /s/ JOHN BURBANK
        John Burbank
         Managing Member

PASSPORT CAPITAL, LLC
By: /s/ JOHN BURBANK
       John Burbank,
       Managing Member

JOHN BURBANK
By: /s/ JOHN BURBANK

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them the statement on Schedule 13G to which this agreement is attached as an exhibit.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on November 5, 2012

PASSPORT SPECIAL OPPORTUNITIES MASTER FUND, LP
By: PASSPORT HOLDINGS, LLC,
       as General Partner
By: PASSPORT CAPITAL, LLC,
       as Managing Member
By: /s/ JOHN BURBANK
        John Burbank
        Managing Member

PASSPORT HOLDINGS, LLC,
By: PASSPORT CAPITAL, LLC,
        as Managing Member
By: /s/ JOHN BURBANK
        John Burbank
        Managing Member

PASSPORT CAPITAL, LLC
By: /s/ JOHN BURBANK
       John Burbank,
       Managing Member

JOHN BURBANK
By: /s/ JOHN BURBANK